MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501
WWW.BAKERDONELSON.COM

HOWARD S. HIRSCH

DIRECT DIAL: 404.443.6703

DIRECT FAX: 404.238.9703

HHIRSCH@BAKERDONELSON.COM

October 31, 2013

VIA EDGAR

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Strategic Storage Trust II, Inc. (the “Company”)

Registration Statement on Form S-11

Filed September 4, 2013

Your File No.: 333-190983

Dear Mr. McTiernan:

On behalf of our client, Strategic Storage Trust II, Inc. (the “Company”), we are submitting this letter regarding the Company’s Registration Statement on Form S-11 filed on September 4, 2013. This letter includes our response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Michael S. McClure of the Company dated September 30, 2013 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment. The Company has filed today Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.

General

1.    We note your disclosure that you are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

Mr. Michael McTiernan

October 31, 2013

¡	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

¡	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response:    In response to this comment, please see the additional section titled, “What is the impact of being an “emerging growth company”?” added to the Questions and Answers section of the prospectus on pages 5-6 of Amendment No. 1 as well as the risk factor added on page 24 of Amendment No. 1. We respectfully request that you clear this comment.

2.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:    In response to this comment, we hereby confirm on behalf of the Company that, as of the date of this letter, no written communications have been presented to potential investors in reliance on Section 5(d) of the Securities Act, and there have been no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act. On behalf of the Company, we hereby undertake to provide you with copies of such written communications or research reports to the extent they are generated and used in connection with this offering. We respectfully request that you clear this comment.

3.    Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Response:    In response to this comment, we hereby confirm on behalf of the Company that we will provide you with all sales literature that is to be used in connection with this offering, including material that will be used only by broker-dealers, prior to the use of such sales literature. Additionally, all such material and sales literature will set forth a balanced presentation of the risks and rewards to investors and will not contain any information or disclosure that is inconsistent with or not also provided in the prospectus, consistent with Item 19.D of Industry Guide 5. We respectfully request that you clear this comment.

Mr. Michael McTiernan

October 31, 2013

4.    Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:    In response to this comment, we direct you to the graphs on pages 59 and 60 of Amendment No. 1. In addition, the Company anticipates it will have a logo and we will forward you a copy of such logo once created. We do not intend to provide preliminary prospectuses to prospective investors prior to the effective date of the offering.

5.    Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response:    In response to this comment, the Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share redemption program. We will contact the Division’s Office of Mergers and Acquisitions on behalf of the Company if we have any questions regarding whether the Company’s share redemption program is consistent with relief previously granted by the Division of Corporation Finance. We respectfully request that you clear this comment.

6.    We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLC dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response:    In response to this comment, the Company acknowledges that it is responsible for analyzing the applicability of Regulation M to the Company’s share redemption program. We will contact the Division’s Office of Market Regulation on behalf of the Company if we have any questions regarding whether the Company’s share redemption program is consistent with relief previously granted by the Division of Market Regulation. We respectfully request that you clear this comment.

Prospectus Cover Page

7.    In the first bullet point summary risk factor, please clarify that you are not required to ever provide a liquidity event. Additionally, please revise your disclosure on pages 17, 19 and elsewhere as appropriate.

Response:    In response to this comment, we have revised the first bullet point summary risk factor on the cover page and the disclosures on pages 10, 15, 19 and 50 in Amendment No. 1 to clarify that the Company is not required to ever provide a liquidity event.

Mr. Michael McTiernan

October 31, 2013

Questions and Answers About This Offering, page 1

8.    We note that certain disclosures in this section are repeated in the Prospectus Summary. For example, the same risk factors are disclosed on pages 5-7 and pages 17-18. Please revise to limit the use of repetition where possible.

Response:    In response to this comment, we have deleted the “What are some of the more significant risks involved in an investment in your shares?” section in the Questions and Answers portion of the prospectus in Amendment No. 1 as it is repetitive to the “Summary Risk Factors” section on pages 10-11 of Amendment No. 1. We have also deleted the “What will you do with the money raised in this offering?” section in the Questions and Answers portion of the prospectus as it is repetitive to the “Estimated Use of Proceeds” section on page 14 of Amendment No. 1.

How long will this offering last?; page 3

9.    We note your disclosure that the length of the primary offering may be extended. If the primary offering may extend over subsequent registration statements, please revise to clarify.

Response:    In response to this comment, please see our change to “How long will this offering last?” on pages 3-4 of Amendment No. 1.

Conflicts of Interest, page 11

10.    We note that your advisor will face conflicts of interest in allocating investment opportunities among affiliated entities. Please supplement your first bullet point to identify the existing conflict with Strategic Storage Trust, Inc., to disclose Strategic Storage Trust, Inc.’s offering size, and to state that you anticipate it to have the first right to purchase certain self-storage properties, per your disclosure on page 25. Additionally, please provide a more detailed description of Strategic Storage Opportunity Trust, Inc., including its offering size, its current stage of the REIT business cycle, and its competing activities, if any.

Response:    In response to this comment, please see the changes on pages 10, 84 and 85 of Amendment No. 1.

Summary Risk Factors, page 17

11.    Please include a summary risk factor related to the arbitrary nature of the offer price. We note your risk factor on page 20.

Response:    In response to this comment, we have added the risk factor to the summary risk factors on page 10 of Amendment No. 1.

12.    Please include a summary risk factor related to your lack of ownership of the intellectual property rights to the “SmartStop® Self Storage” brand. We note your risk factor on page 23.

Response:    In response to this comment, we have added the risk factor to the summary risk factors on page 10 of Amendment No. 1.

Mr. Michael McTiernan

October 31, 2013

You may be unable to sell your shares…, page 20

13.    It appears that even with the discounts applied to the redemption price, redeeming investors will still receive more than the proceeds received by the company as a result of the investment. If accurate, please include a risk factor regarding the likelihood that redemptions will dilute remaining shareholders.

Response:    It is not possible for the Company to determine whether redemptions will dilute remaining stockholders. Whether or not redemptions will result in a dilution of remaining stockholders is dependent upon the net asset value of the Company’s common stock at the time of redemption. Pursuant to the Company’s share redemption program, the Company will not redeem any shares that have not been held for at least a year; therefore, no redemptions will be made during the Company’s first year. After that time, if at any point the Company determines that the net asset value of its common stock is less than the amount shares may be redeemed pursuant to its share redemption program, the Company will include a risk factor in its prospectus at that time.

Investors who invest in us at the beginning of our offering…, page 22

14.    We note your disclosure that until you can generate sufficient cash flow from operations, “distributions, if any will be paid from other sources, such as from the proceeds of this or other offerings.” We also note your disclosures that you “may” use offering proceeds to fund distributions on pages 3, 15 and 21. If you intend to pay distributions in excess of cash flow from operations, please revise your disclosures to include an affirmative statement to that effect and revise the disclosures on pages 3, 15, 21, and elsewhere, to be consistent with your affirmative statement on page 22 that until you can generate sufficient cash flow from operations, distributions will be paid from offering proceeds.

Response:    In response to this comment, we have revised our disclosures to include an affirmative statement to the effect that we will likely pay, initially, distributions in excess of cash flow from operations. Please see the changes on the cover page and pages 3, 16 and 21 of Amendment No. 1.

The Self Storage Industry, page 57

15.    Please provide us with support for the quantitative and qualitative business and industry data used here and elsewhere in the registration statement. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Response:    In response to this comment, we are sending you, in paper form, the materials you have requested. Such materials are being provided pursuant to Securities Act Rule 418.

Management, page 60

16.    We note your disclosure that your charter was reviewed by a majority of the board of directors, including a majority of independent directors. We also note that you currently have no independent directors. Please advise.

Mr. Michael McTiernan

October 31, 2013

Response:    In response to this comment, we acknowledge that the Company had not yet selected its full board of directors as of the filing of the Registration Statement. The Company has selected its board of directors and their biographical information is included in Amendment No.1. The Company will be presenting the board of directors with the Company’s charter for its review and ratification prior to filing Pre-Effective Amendment No. 2 to the Registration Statement. We will notify you upon the Company receiving the ratification from its board of directors.

Executive Officers and Directors, page 62

17.    Please revise to include Mr. Schwartz’s involvement with U.S. Advisor, LLC, from 2004 through 2007. We note your disclosure on page 95.

Response:    In response to this comment, please see the changes to Mr. Schwartz’ biographical information on page 63 of Amendment No. 1.

The Advisory Agreement, page 72

18.    Please revise your disclosure that your operating partnership “may” be required to make distributions to your advisor upon the termination of the advisory agreement for any reason other than a material breach by your advisor, to be consistent with your affirmative statement on page 78 that you will have to pay your advisor distributions under these circumstances.

Response:    In response to this comment, please see the change made on page 74 of Amendment No. 1.

Management Compensation, page 79

19.    In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and, within reimbursements, specify any amounts reimbursed for salaries or benefits of a named executive officer and, as applicable, other key personnel.

Response:    We hereby confirm, on behalf of the Company, that we will include in future filings the disclosure required by Item 402 or Item 404 of Regulation S-K disclosing the amount of fees paid to the advisor, a break out of the amounts paid pursuant to the reimbursement provision, and, within reimbursements, specifications of any amounts reimbursed for salaries or benefits of a named executive officer and, as applicable, other key personnel. We respectfully request that you clear this comment.

Prior Performance Summary, page 95

20.    Please revise to disclose the number of properties sold during the course of the prior public and private programs. Refer to Item 8.A.1.h of Industry Guide 5.

Response:    In response to this comment, please see the changes made on pages 97 and 99 of Amendment No. 1.

21.    Please revise your narrative of the six private programs that are most similar to your offering to disclose which programs have completed operations and to provide information relating to the sale of properties of these programs.

Mr. Michael McTiernan

October 31, 2013

Response:    In response to this comment, please see the changes made on pages 102 to 104 of Amendment No. 1.

Subscription Procedures, page 153

22.    Please revise your disclosure to clarify whether purchases of your shares by your affiliates will count toward the minimum offering amount.

Response:    The Company does not anticipate purchases of its shares by its affiliates, but to the extent it does, purchases of the Company’s shares by affiliates will count toward the minimum offering amount. We have revised this section on page 154 of Amendment No. 1.

Appendix C, Prior Performance Tables, page C-1

23.    Please cross-reference the narrative summary of these prior programs in the registration statement, as appropriate. Refer to Instructions to Appendix II- Prior Performance Tables to Industry Guide 5.

Response:    In response to this comment, please see the changes made on page C-1 of Appendix C of Amendment No. 1.

Table V, C-12

24.    Please provide footnote disclosure explaining the cash distributions characterized as “other.” In addition, please provide us support for the distribution data provided for Self Storage REIT, Inc. and Madison County Self Storage, DST.

Response:    In response to this comment, please see the changes made on page C-12 of Appendix C of Amendment No. 1. In addition, we are sending you, in paper form the support for the distribution data provided for Self Storage REIT, Inc. and Madison County Self Storage, DST. Such materials are being provided pursuant to Securities Act Rule 418.

Table VI, C-15

25.    Please move Table VI to Part II of the registration statement. Refer to Item 8.B of Industry Guide 5.

Response:    We have moved Table VI to Part II of the registration statement for Amendment No. 1.

Exhibit Index

26.    We note that the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed forms as exhibits, they may not be subsequently incorporated by reference.

Response:    The Company intends on filing final, executed agreements prior to effectiveness of the registration statement.

Mr. Michael McTiernan

October 31, 2013

Exhibit 5.1, Form of Opinion as to Legality of Securities

27.    We note your fourth assumption on page two of the letter. Please revise to specifically identify the restrictions or limitations in the Charter that you are referring to.

Response:    Exhibit 5.1, Form of Opinion as to Legality of Securities, has been revised to specifically identify the restrictions or limitations in the Charter that the opinion is referring to. Please see the change in Amendment No. 1.

Very truly yours,

/s/ Howard S. Hirsch
Howard S. Hirsch BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC
cc:	Mr. Michael S. McClure